Exhibit 99.1

Top Image Systems, Ltd. Closes $15.0 Million Public Offering of Ordinary Shares
Including Exercise in Full of Overallotment Option

Tel Aviv--February 6, 2014 — Top Image Systems, Ltd. (NASDAQ:TISA; TASE: TISA-L), a leading provider of enterprise content management software and mobile imaging technology, today announced the closing of an underwritten public offering of 3,162,500 ordinary shares at $4.75 per share for gross proceeds of $15.0 million. The aggregate amount of ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional ordinary shares to cover over-allotments.

Top Image Systems received net proceeds of approximately $13.7 million from the sale of ordinary shares, after deducting the underwriters’ discounts and other estimated offering expenses. The net proceeds from the offering will be used for general corporate purposes, including potential acquisitions.

Canaccord Genuity Inc. acted as the sole book-running manager for the offering, and Roth Capital Partners and The Benchmark Company, LLC acted as co-managers.

The offering was made pursuant to an effective shelf registration statement on Form F-3 previously filed with the Securities and Exchange Commission (SEC). A final prospectus supplement and accompanying prospectus describing the terms of the offering were filed with the SEC. Any offer will be made only by means of a prospectus supplement and accompanying prospectus forming a part of the effective registration statement. Before investing, you should read the prospectus supplement and the accompanying prospectus, and other documents that Top Image Systems has filed or will file with the SEC, for information about Top Image Systems and this offering.

Copies of the final prospectus supplement and accompanying prospectus relating to the offering may be obtained by sending a request to the offices of Canaccord Genuity Inc., Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110, or by calling (617) 371-3900. The final prospectus supplement and accompanying prospectus also will be available on the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-Looking Statements

This press release contains certain "forward-looking statements" related to the businesses of Top Image Systems, Ltd. which can be identified by the use of forward-looking terminology such as "believes," "expects," "plans" or similar expressions, including expectations regarding completion of and anticipated proceeds from the proposed public offering, and the planned use of such proceeds. Such forward-looking statements involve known and unknown risks and uncertainties, including, but not limited to, whether or not Top Image Systems will offer Ordinary Shares or consummate the offering, the anticipated use of the proceeds of the offering, which could change as a result of market conditions or for other reasons, and the impact of general economic, industry or political conditions in the United States or internationally, and the risks and uncertainties that are or will be described in greater detail in the company’s public filings with the SEC. Top Image Systems is not under obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

CONTACT: Canaccord Genuity Inc.
Attn: Syndicate Department (617) 371-3900